EXHIBIT (c)(vii)

Announcement Entitled “QTC announces half year results”

MEDIA RELEASE

13 February 2008

QTC announces half-year results

Queensland Treasury Corporation (QTC) today released its Half-yearly Report to 31 December 2008.

In the six-months to 31 December 2008 — a period characterised by largely unprecedented and fundamental changes within the global financial markets — QTC recorded an accounting profit from its capital markets operations of $74 million and a loss from its Long Term Asset operations of $3,557 million, resulting in an overall accounting loss of $3,483 million.

The $3,557 million net accounting loss from ‘long term assets’ operations was a direct result of the performance of the Long Term Assets operating segment, which comprises the investments that fund the State’s superannuation and other long-term obligations. These investments, which continue to be managed by Queensland Investment Corporation (QIC), were transferred to QTC by the State Government on 1 July 2008, to minimise the volatility in the General Government’s net operating position, as a result of fluctuations in returns from these investments. This accounting loss is expected to be recouped over the long-term, as the long-term average rate of return on these investments is expected to at least match the return paid to the State.

QTC’s Chairman, Sir Leo Hielscher, said it was important to note that the loss will have no impact on QTC’s capacity to undertake its core capital markets operations or to meet its obligations to investors in QTC’s bonds.

“The Long Term Asset transactions have no cash flow impact on QTC and the funds are invested to meet the State’s superannuation and other long-term obligations. Both rating agencies, Moody’s and Standard & Poor’s, have confirmed that this transfer will not affect the State’s, or QTC’s, AAA credit rating or Stable Outlook” Sir Leo said.

Through its financial markets operations and work with customers, QTC also made quantifiable savings for its customers and the State of $247 million.

Sir Leo confirmed QTC’s robust credit framework and well managed financial counterparty exposure had continued to underpin its activities, which had been challenged by the worsening financial and economic conditions over past months.

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www.qtc.qld.gov.au

“QTC’s conservative approach to credit risk provides a strong platform that minimises the risk of future losses. However, this must be considered in the context of the ongoing volatility in the capital markets, which has the potential to cause undue financial pressures on counterparties, including those of high credit quality”, Sir Leo said.

“While uncertainty in the global financial markets and weakening economic conditions have added a level of complexity to our funding task, I am confident our prudent levels of liquidity and transparent approach to all of our dealings will help us continue to source the most cost effective funding for the State. This will assist with the ongoing delivery of the critical projects of the South East Queensland Infrastructure Plan, and other State major projects that are essential to Queensland achieving its economic potential.

“With an increased necessity to support our customers as they face the challenges presented by current global economic conditions, QTC will fulfill its mandate to add greater value to both our customers’ businesses and to Queensland. QTC is committed to focusing resources on providing financial and risk management advice that supports customers in achieving their business objectives.

“In these turbulent times, I remain confident that QTC has the right people, resources and rigorous risk management framework to help ensure the ongoing success of our State”, Sir Leo said.

ENDS

QTC’s Half-Yearly Report, December 2008 is available under the ‘News and Events’ tab on QTC’s website (www.qtc.com.au).

For further information, please contact Joanne Nelson, QTC’s Strategic Communication Manager, on ph 07 3842 4714 or 0416 268 414.